

Mail Stop 4631

October 23, 2015

Via E-mail
Mr. Robert B. Lewis
Chief Financial Officer
Silgan Holdings, Inc.
4 Landmark Square
Stamford, Connecticut 06901

> RE: **Silgan Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2015**
> **Response dated October 16, 2015**
> **File No. 0-22117**

Dear Mr. Lewis:

We have reviewed your response letter dated October 16, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

General

1. We note your supplemental response to comment 1 in our letter dated October 2, 2015, yet it is not clear how you intend to revise your disclosure in future filings. Please confirm that in future filings you will limit the disclosure in the summary compensation table to the information that is set forth in Item 402(c) of Regulation S-K.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction